UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32945

WNS (HOLDINGS) LIMITED

(Exact name of registrant as specified in its charter)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W) Mumbai, India 400 079

HYLO, 23rd Floor, 103-105 Bunhill Row, Old street London ECY1Y 8LZ

515 Madison Avenue, 8th Floor, New York, NY 10022

Telephone number:

+91-22-6826-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary share, par value 10 Jersey pence per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, WNS (Holdings) Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 27, 2025	WNS (HOLDINGS) LIMITED

	By:	/s/ Aiman Eizzat
	Name:	Aiman Eizzat
	Title:	Director